                                                                 EXHIBIT 9(a)(8)


                            [LOGO OF DUKE ENERGY]

                                                               December 18, 1997

Dear Holders of Duke Energy
 Corporation's

  4.50% Preferred Stock, Series C ($100 par value)
  7.85% Preferred Stock, Series S ($100 par value)
  7.00% Preferred Stock, Series W ($100 par value)
  6.75% Preferred Stock, Series X ($100 par value)
  7.04% Preferred Stock, Series Y ($100 par value) ("Preferred Stock") and 6.375% Preferred Stock A, 1993 Series ($25 par value) ("Preferred Stock
       A"):

           RE: TENDER OFFER FOR PREFERRED STOCK AND PREFERRED STOCK A

  Duke Energy Corporation is offering to purchase any and all shares of Preferred Stock and Preferred Stock A at the applicable price set forth in the enclosed Offer to Purchase.

  This offer gives you the opportunity to sell your shares of Preferred Stock and Preferred Stock A at a price that Duke Energy Corporation believes to be a premium over the market price and without the usual transaction costs associated with a market sale.

  All shares of Preferred Stock and Preferred Stock A that are properly tendered in accordance with the terms and conditions set forth in the enclosed Offer to Purchase and the applicable Letter of Transmittal will be purchased in cash at the applicable price.

  The offer is explained in detail in the enclosed Offer to Purchase and applicable Letter of Transmittal. A separate Letter of Transmittal has been prepared for each series of Preferred Stock and Preferred Stock A (each a "Series of Preferred") and only the applicable Letter of Transmittal may be used to tender shares for that Series of Preferred. If you want to participate in the offer, the instructions on how to tender shares are in the enclosed materials. I encourage you to carefully read these materials before making any decision with respect to the offer.

  The offer for shares of one Series of Preferred is independent of the offer for shares of any other Series of Preferred.

  Duke Energy Corporation, its Board of Directors and its executive officers make no recommendation to any shareholder as to whether to tender any or all shares pursuant to the offer. Shareholders must make their own decisions as to whether to tender shares pursuant to the offer and, if so, how many shares to tender. If you do not wish to participate in the offer, you do not need to take any action.

                                     Sincerely,

                                     /s/ R.B. Priory
                                     R.B. Priory
                                     Chairman of the Board